   As filed with the Securities and Exchange Commission on January 21, 1997
                                                       Registration No. 333-____

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM S-3

                             Registration Statement
                                     Under
                           The Securities Act of 1933

                          NATIONAL ENERGY GROUP, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                    58-1922764
   (State or other jurisdiction of                      (IRS Employer
    incorporation or organization)                    Identification No.)

            4925 Greenville Avenue, Suite 1400, Dallas, Texas 75206
                                 (214) 692-9211
--------------------------------------------------------------------------------

  (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                Miles D. Bender
                                 President and
                            Chief Executive Officer
                          National Energy Group, Inc.
                      4925 Greenville, Avenue, Suite 1400
                              Dallas, Texas 75206
--------------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code, of agent for service)

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS
       PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

                                          CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
                                                 Proposed                Proposed
Title of each                                    maximum                 maximum
class of                                         offering                aggregate                Amount of
securities to            Amount to be            price per               offering                 registration
be registered            registered              share                   price                    fee
Common Stock             11,449,330 shares       $4.375 (1)              $50,090,819 (1)          $15,179.02  (1)
----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee and based on the high and low sales prices, as reported by the National Association of Securities Dealers, Inc. on January 17, 1997.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                          NATIONAL ENERGY GROUP, INC.

        CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

                                                                           Location in Registration
Form S-3 Item                                                              Statement and Prospectus
-------------                                                              ------------------------
1.    Forepart of Registration Statement and Outside
      Front Cover Page of Prospectus...................... Facing Page; Outside Front Cover Page of Registration
                                                           Statement and Prospectus

2.    Inside Front and Outside Back Cover Pages of
      Prospectus.......................................... Inside Front Cover Page of Registration Statement and
                                                           Prospectus; Available Information

3.    Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges........................... Risk Factors

4.    Use of Proceeds..................................... Use of Proceeds

5.    Determination of Offering Price..................... Not Applicable

6.    Dilution............................................ Not Applicable

7.    Selling Security Holders............................ Selling Stockholders

8.    Plan of Distribution................................ Plan of Distribution

9.    Description of Securities to be Registered.......... Description of Securities

10.   Interests of Named Experts and Counsel.............. Legal Matters, Experts

11.   Material Changes.................................... Incorporation of Work Document by Reference

12.   Incorporation of Certain Information by Reference... Incorporation of Certain Documents by Reference

13.   Disclosure of Commission Position on                 Disclosure of Commission Position on Indemnification
      Indemnification for Securities Act Liabilities...... for Securities Act Liabilities

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                                                                        Location in Registration
Form S-3 Item                                                           Statement and Prospectus
-------------                                                           ------------------------
14.   Other Expenses of Issuance and Distribution......... Other Expenses of Issuance and Distribution

15.   Indemnification of Directors and Officers........... Indemnification of Directors and Officers

16.   Exhibits............................................ Exhibits

17.   Undertakings........................................ Undertakings

                 Subject to Completion, dated January 21, 1997

PROSPECTUS               NATIONAL ENERGY GROUP, INC.
                       11,449,330 SHARES OF COMMON STOCK

      Of the 11,449,330 shares (the "Shares") of Common Stock, $.01 par value ("Common Stock") of National Energy Group, Inc., a Delaware corporation (the "Company") offered hereby, 2,505,164 shares are being offered by certain Selling Stockholders (as defined herein) of the Company, 2,277,500 shares are to be offered for resale upon the exercise of warrants (the "Warrants") held by certain entities (the "Warrant Holders"), 4,444,444 shares are to be offered for resale upon conversion of the Convertible Preferred Stock,Series D ("Series D Preferred Stock") by the Series D Holder (as defined herein) and 2,222,222 shares are to be offered for resale upon conversion of the Convertible Preferred Stock, Series E ("Series E Preferred Stock") by the Series E Holders (as defined herein). See "Selling Stockholders." The Shares will be sold by the Selling Stockholders and, upon exercise of the Warrants, by the Warrant Holders, and, upon conversion of the Series D Preferred Stock, by the Series D Holder, and, upon conversion of the Series E Preferred Stock, by the Series E Holders, from time to time at the then prevailing market prices or otherwise.

      Since September 1, 1995, the Company's Common Stock has been trading on the NASDAQ National Market System. The Common Stock previously traded on the NASDAQ Small Cap Market. The Company's symbol is "NEGX." On January 17, 1997, the last sales price for the Company's Common Stock was $4.31.

      The Company will receive no portion of the proceeds of the sale of the Shares offered hereby and will bear the expenses incident to their registration.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                           Price to                  Proceeds
                           Public (1)                to Selling
                                                     Stockholders(l)(2)
-------------------------------------------------------------------------------
Per Share of
Common Stock               $ _______                 $_______
Maximum Offering           $ _________________       $___________________
-------------------------------------------------------------------------------

(1) Assumes that the shares of Common Stock are sold at $4.375 (the average of the high and low sales prices as of January 17, 1997) and that all shares offered hereby are sold.
(2) Before deducting expenses of the offering, estimated at $_________ which are payable by the Company,

-------------------------------------------------------------------------------

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES VARIOUS RISKS. SEE "RISK FACTORS" ON PAGES 4-10.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES IN ANY JURISDICTION TO ANY PERSON TO WHOM SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                 The date of this Prospectus is January , 1997.

                             AVAILABLE INFORMATION

     The Registrant is a reporting company and therefore is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Registrant may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661, and copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated by reference therein. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed or incorporated by reference as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                            INCORPORATION OF CERTAIN
                             DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus as of the date of filing, and subject in each case to information contained in this Prospectus, are the following documents filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"):

   (i) Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995, and Amendments No. 1 and No. 2 thereto on Form 10-KSB/A dated April 29, 1996 and May 2, 1996, respectively;

  (ii) Current Report on Form 8-K dated June 30, 1995, and Amendment No. 1 thereto on Form 8-K/A dated June 30, 1995;

 (iii)   Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996;

  (iv)   Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;

   (v)   Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

  (vi) Registration Statement on Form S-4 dated July 29, 1996, and Amendment No. 1 thereto dated August 7, 1996;

 (vii) Current Report on Form 8-K, dated August 29, 1996, and Amendment No. 1 thereto on Form 8-K/A dated August 29, 1996; and

(viii) Registration Statement on Form S-4 dated December 13, 1996 and Amendment No. 1 thereto dated January 13, 1997.

     The audited Consolidated Balance Sheets of Alexander Energy Corporation as of December 31, 1994 and 1995 and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the three years in the period ended December 31, 1995 and the unaudited Condensed Consolidated Balance Sheet of Alexander Energy Corporation as of June 30, 1996, and the related unaudited Condensed Consolidated Statements of Operations for the three and six-month periods ended June 30, 1995 and 1996 and the unaudited Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 1995 and 1996 are incorporated herein by reference and can be found on pages F-31 through F-53 in the Proxy Statement filed with the Commission as part of or in conjunction with, the Registration Statement on Form S-4 (Registration No.333-9045), as amended, originally filed with the Commission on July 29, 1996, and declared effective August 8, 1996 and pages 1 through 4 in the Quarterly Report on Form 10-Q of Alexander Energy Corporation, for the quarter ended June 30, 1996 filed with the Commission on August 14, 1996 respectively.

     In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of such person, a copy of any and all of the information incorporated by reference herein (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to Sue Barnard, Vice-President - Administration and Human Resources and Secretary, National Energy Group, Inc., 4925 Greenville Avenue, Suite 1400, Dallas, Texas 75206 or by telephone at (214) 692- 9211.

                      -----------------------------------

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves various risks.

     Investors should consider carefully all of the information set forth in this Prospectus and the documents incorporated by reference herein and, in particular, the following risk factors which have increased the risk associated with, and may otherwise adversely affect the value of, the Common Stock registered hereunder.

VOLATILITY OF OIL AND GAS PRICES AND MARKETS

     The Company's profitability will be substantially dependent on prevailing prices for oil and natural gas. The amounts of and prices obtainable for the Company's oil and gas production will be affected by market factors beyond the Company's control. Such factors include the extent of domestic production, the level of imports of foreign oil and gas, the general level of market demand on a regional, national and worldwide basis, domestic and foreign economic conditions that determine levels of industrial production, political events in foreign oil producing regions, and variations in governmental regulations and tax laws or the imposition of new governmental requirements upon the oil and gas industry. Prices for oil and gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. A substantial and prolonged decline in oil and gas prices could have a material adverse effect upon the Company, including the inability of the Company to fund planned operations and capital expenditures, writedowns of the carrying value of its oil and gas properties, and the Company's inability to meet debt service requirements resulting in defaults under its indebtedness. In addition, the marketability of the Company's production will depend in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities.

SUBSTANTIAL INDEBTEDNESS

     At January 17, 1997, the Company had approximately $100 million of indebtedness (including current maturities of long-term indebtedness) as compared to the Company's stockholders' equity as of September 30, 1996, of $76.6 million. The Company may incur additional indebtedness under the amendment to the Credit Facility (as amended, the "Amended Credit Facility").

     This level of indebtedness may pose substantial risks to the Company, including the possibility that the Company might not generate sufficient cash flow to pay the principal of and interest on its indebtedness. If the Company is unsuccessful in increasing its proved reserves or realizing production from its proved undeveloped reserves, the future net revenue from existing proved reserves may not be sufficient to pay the principal of and interest on the Company's indebtedness in accordance with its terms. Such indebtedness may also adversely affect the Company's ability to finance its future operations and capital needs, and may limit its ability to pursue other business opportunities.

FUTURE CAPITAL REQUIREMENTS

     The Company has made, and will continue to make, substantial capital expenditures for acquisition, development and production of oil and natural gas reserves, particularly since a substantial portion of the proved reserves of the Company consist of proved undeveloped reserves, which require substantial capital expenditures to prove and develop. The Company has budgeted capital expenditures of approximately $47.6 million for the three months ended December 31, 1996 and for the year ended 1997, excluding the capital expenditures made for the acquisition of additional interests in a well in East Bayou Sorrel and the acquisition of a 88.5% working interest in the Bayou Sorrel Field and to be made for the pending acquisition of interests in limited partnerships for which the Company is general partner. The Company is not contractually committed to expend the budgeted funds. The Company currently expects that available cash, cash flows from operations, and available borrowings under the Amended Credit Facility will be sufficient to fund planned capital expenditures for its existing properties through 1997, including the East Bayou Sorrel acquisitions, the Bayou Sorrel acquisition and the pending acquisition described above. However, the Company may need to raise additional capital to fund acquisitions which may become available to the Company in the future, and the development thereof.

     For periods after 1997, the Company may seek additional capital, if required, from traditional reserve base borrowing, equity and debt offerings or joint ventures to further develop and explore its properties and to acquire additional properties. The Company's ability to access additional capital will depend on its continued success in exploring for and developing its oil and natural gas reserves and the status of the capital markets at the time such capital is sought. Accordingly, there can be no assurance that capital will be available to the Company from any source or that, if available, it will be at prices or on terms acceptable to the Company. Should the Company be unable to access the capital markets or should sufficient capital not be available, the development and exploration of the Company's properties could be delayed or reduced and, accordingly, oil and natural gas revenues and operating results may be adversely affected.

RESTRICTIONS IMPOSED BY LENDERS

     The instruments governing the indebtedness of the Company impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, pay dividends, repay indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. These restrictions could also limit the ability of the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the Company's business or the economy in general, or otherwise conduct necessary corporate activities. A failure by the Company to comply with these restrictions could lead to a default under the terms of such indebtedness. In the event of default, the holders of such indebtedness could elect to declare all of the funds borrowed pursuant thereto to be due and payable together with accrued and unpaid interest. In such event there can be no assurance that the Company would be able to make such payments or borrow sufficient funds from alternative sources to make any such payment. Even if additional financing could be obtained, there can be no assurance that it would be on terms that are favorable or acceptable to the Company. In addition, the Company's indebtedness under the Amended Credit Facility is secured by a substantial portion of the assets of the Company. The pledge of such collateral to existing lenders could impair the Company ability to obtain favorable financing.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve information incorporated by reference in this Prospectus represents estimates based on reports prepared by the Company's independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to the Company's proved oil and gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material. Approximately one-half of the Company's estimated proved reserves are classified as undeveloped. Either inaccuracies in estimates of proved undeveloped reserves or the inability to fund development could result in substantially reduced reserves. In addition, the timing of receipt of estimated future net revenues from proved undeveloped reserves will be dependent upon the timing and implementation of drilling and development activities estimated by the Company for purposes of the reserve report.

EXPLORATION AND DEVELOPMENT RISKS

     Exploration and development of oil and natural gas resources involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

GOVERNMENTAL REGULATION

     The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and natural gas and the release of material into the environment or otherwise relating to protection of the environment. In particular, the Company's oil and natural gas exploration, development and production, and its activities in connection with storage and transportation of liquid hydrocarbons are subject to stringent environmental regulation by governmental authorities in the United States and in foreign jurisdictions. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities.

     The Company has expended significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements and anticipates that it will continue to do so in the future. Although the Company believes that its operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in oil and natural gas operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations, could result in substantial costs and liabilities in the future.

OPERATING HAZARDS AND UNINSURED RISKS

     In addition to the substantial risk that wells drilled will not be productive, hazards such as unusual or unexpected geologic formations, pressures, downhole fires, mechanical failures, blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, pollution and other physical and environmental risks are inherent in oil and natural gas exploration and production. These hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. The Company carries insurance which it believes is in accordance with customary industry practices, but, as is common in the oil and natural gas industry, the Company does not fully insure against all risks associated with its business either because such insurance is not available or because the cost thereof is considered prohibitive.

REPLACEMENT OF RESERVES

     The Company's success will be largely dependent on its ability to replace and expand its oil and natural gas reserves through the acquisition of producing properties and the exploration for and development of oil and natural gas reserves, both of which involve substantial risks. Without successful acquisition or drilling ventures, the Company will be unable to replace the reserves being depleted by production, and its assets and revenues, including the reserves, will decline. There can be no assurance that the Company's acquisition and exploration and development activities will result in the replacement of, or additions to, the Company's reserves. Similarly, there can be no assurance that the Company will have sufficient capital to engage in its acquisition, exploration or development activities. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact, and as estimates their accuracy is inherently uncertain.

RISKS OF PURCHASING INTERESTS IN PRODUCING PROPERTIES

     Acquisitions of producing oil and gas properties have been a key element of the Company's operations, and the Company expects to continue to make acquisitions of producing properties in the future. The Company generally focuses most of its time and valuation efforts on the more significant properties. It is generally not feasible for the Company to review in-depth every property it purchases and all records with respect to such properties. However, even an in-depth review of properties and records may not necessarily reveal existing or potential problems, nor will it permit the Company to become familiar enough with the properties to assess fully their deficiencies and capabilities. Evaluation of future recoverable reserves of oil, natural gas and natural gas liquids, which is an integral part of the property selection process, is a process that depends upon evaluation of existing geological, engineering and production data, some or all of which may prove to be unreliable or not indicative of future performance. To the extent the seller does not operate the properties, obtaining access to properties and records may be more difficult. Even when problems are identified, the seller may not be willing or financially able to give contractual protection against such problems, and the Company may decide to assume environmental and other liabilities in connection with acquired properties.

EFFECT OF PRICE RISK HEDGING

     The Company may, from time to time, have various swap agreements to fix the selling price of a portion of its oil and gas. Pursuant to the New Credit Facility, the Company may not engage in hedging, forward sales or swaps of crude oil, natural gas or other commodities unless approval is received from the Banks. In addition, the Company may be required, under certain circumstances, to hedge pricing risks under the New Credit Facility. While the use of hedging arrangements limits the downside of adverse price movements, it may also limit future gains from favorable price movements.

COMPETITION

     The oil and natural gas industry is highly competitive. The Company will compete in acquisitions and the development, production and marketing of oil and natural gas with major oil companies, other independent oil and gas concerns, and individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company. Furthermore, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers.

FINANCIAL REPORTING IMPACT OF FULL COST METHOD OF ACCOUNTING

     The Company follows the full cost method of accounting for oil and natural gas properties. Under such method, the net book value of such properties, less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% per year. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. The net book value is compared to the ceiling on a quarterly and yearly basis. The excess, if any, of the net book value above the ceiling is required to be written off as a noncash expense. As a result of allocating additional cost, under the purchase method of accounting, to the oil and natural gas properties in connection with the merger with Alexander Energy Corporation, the Company recognized a noncash write-down of its oil and natural gas properties of approximately $28.3 million net of deferred taxes. The amount of the actual writedown was charged to expense in the third quarter of 1996, the period in which the merger was consummated. At September 30, 1996, the Company was near the ceiling and there are no assurances that there will not be any future writedowns under the full cost method of accounting. Any further decrease in oil and natural gas prices could result in additional writedowns.

LOSSES FROM OPERATIONS

     The Company reported net losses for the fiscal years ended December 31, 1994 and 1995 of $611,286 and $225,969, respectively. However, for 1995 the Company reported income before extraordinary item of $205,793, compared with a loss before extraordinary item of $489,369 for 1994. The income before extraordinary item for 1995 includes a $220,582 gain on the sale of marketable securities. The extraordinary losses reported for 1995 and 1994 of $431,762 and $121,917, respectively, were due to early extinguishment of long-term debt which resulted in the write-off of unamortized loan costs of such debt. Alexander reported net losses for the fiscal years ended December 31, 1994 and 1995 of $1.2 million and $4.5 million, respectively. The $4.5 million loss in fiscal year 1995 included $2.3 million resulting from a writedown required under the full cost method of accounting. Both the Company and Alexander reported net income in the first quarter of 1996. In the second quarter of 1996, the Company reported net income of $435,736 and Alexander reported net income of $209,564. In the third quarter of 1996, which reflects the merger with Alexander, the Company reported a net loss of $28.0 million, which includes a writedown of oil and gas properties of $28.3 million net of tax benefit. There can be no assurance that the Company will have profitable operations and therefore generate sufficient cash flow to fund future working capital requirements and budgeted capital expenditures.

INCREASE IN SCOPE OF OPERATIONS

     The Company believes that the recent merger with Alexander and subsequent acquisitions offer opportunities for long-term efficiencies in operations that should positively affect future operating results of the Company. However, the increased scope of operations will present difficult challenges to the Company due to the increased time and resources required in the management effort. While the management and Boards of Directors of the Company believe that the merger can be effected in a manner that will realize the value of the two companies, and while a majority of the members of management and the Board of Directors individually have had experience in combinations of this size, the Company does not have such experience. Accordingly, there can be no assurance that the process of effecting the business combination can be effectively managed to realize the operational efficiencies anticipated to result from the merger and from subsequent acquisitions.

RELIANCE ON KEY PERSONNEL; DEMANDS OF RAPID GROWTH

     The Company is dependent upon its executive officers and key employees, which includes certain Alexander personnel. The unexpected loss of services of one or more of these individuals could have a detrimental effect on the Company. The Company currently does not have key employee insurance to compensate it for any loss of such key employees. In addition, the continued growth and expansion of the Company will depend, among other factors, on the ability to recruit and retain skilled and experienced management and technical personnel, especially in connection with expanding development programs, exploration efforts and any future acquisitions. There can be no assurance that the Company will be successful in such efforts.

SHARES ELIGIBLE FOR PUBLIC SALE

     Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Of the approximately 53.5 million shares of Common Stock outstanding on a fully-diluted basis at January 17, 1997, approximately 37,510,845 shares of Common Stock (which includes 36,196,345 shares of issued and outstanding Common Stock and 1,314,500 shares of Common Stock issuable pursuant to currently exercisable options and warrants) are eligible for immediate sale in the public market, subject to certain limitations under the Securities Act applicable to affiliates of Alexander. In addition, should the holders of the Series D Preferred Stock and the Series E Preferred Stock convert their preferred stock and exercise their warrants, an additional 7,716,666 shares of Common Stock on a fully diluted basis may be eligible for immediate resale and the availability of such shares for sale in the public market could adversely affect prevailing market prices.

ABSENCE OF DIVIDENDS

     Although the Company has paid cash dividends to holders of the Preferred Stock, the Company has not paid any cash dividends to holders of Common Stock and does not anticipate paying cash dividends to holders of Common Stock for the foreseeable future.

     The Senior Notes and Amended Credit Facility contain covenants that limit the Company's ability to pay cash dividends on its Common Stock. The Amended Credit Facility allows cash dividends on preferred stock so long as no event of default exists or would exist as a result of the payment thereof. The Senior Notes limit the Company's issuance of certain redeemable preferred stock.

CONTROL BY PRINCIPAL SHAREHOLDERS

     Richard A. Kayne ("Kayne"), as the President and a director of KAIM, the general partner of KAIM Non-Traditional L.P. ("L.P."), and investment adviser to the Kayne Anderson Investors and the other investment partnerships holding the 10% Cumulative Convertible Preferred Stock, Series B (the "Series B Preferred Stock"), 10 1/2% Cumulative Convertible Preferred Stock, Series C (the "Series C Preferred Stock ")and the Series E Preferred Stock, and KAIM, as general partner of L.P., will be deemed beneficially to own approximately 6,825,548 shares, or 15.9%, of the Common Stock on a fully diluted basis. Due primarily to the class vote that each of the Series B Preferred Stock and Series C Preferred Stock has with respect to certain extraordinary transactions, such as mergers, the KAIM affiliates may be able, either by themselves or in concert with others, to delay or prevent a change in control of the Company. In addition, the KAIM affiliates, as the owners of the Series B Preferred Stock and Series C Preferred Stock, beneficially share the right to elect one-third of the Board of Directors if, with respect to four dividend payments, the Company does not pay dividends or pays them in shares of Series B Preferred Stock or Series C Preferred Stock, as the case may be. If the holders of the Series B Preferred Stock and Series C Preferred Stock are each entitled to exercise this right, however, the holders of Series C Preferred Stock may not exercise their rights until the rights of the holders of the Series B Preferred Stock terminate. One payment on the Series B Preferred Stock has been paid in Series B Preferred Stock.

     Under the Exchange Act, High River Limited Partnership ("High River"), Riverdale Investors Corp. Inc. ("Riverdale") and Carl C. Icahn will be deemed beneficially to own approximately 8,212,544 shares, or 19.9%, of the Common Stock on a fully diluted basis. As the holder of the Series D Preferred Stock, High River and its affiliates Riverdale and Carl C. Icahn, will have certain rights if certain events occur that may indicate that the Company is insolvent or is financially distressed. The member of the Board of Directors appointed by High River has the right to veto any voluntary bankruptcy filing by the Company, which filing might be in the best interests of the Company or its shareholders. In addition, High River will have the right to elect one-half of the members of the Board of Directors of the Company plus one member (including the member appointed by the holders of Series D Preferred Stock) if certain events occur indicating insolvency of the Company, such as an involuntary bankruptcy filing or a default on indebtedness of the Company in excess of $10 million which are not cured within certain time periods of less than 30 days. If such rights are exercised, Icahn affiliates will control the Board and may be able to delay, prevent or cause a change in control of the Company and such exercise may cause the exclusion of the Common Stock from the Nasdaq National Market. See "-- No Market for Shares if Series D Preferred Stock Voting Rights Exercised."

     If the Company experiences financial difficulties for a prolonged period of time so that the rights described above are triggered and exercised and if the Company fails to make four dividend payments, or makes such payments in stock, with respect to the Series B Preferred Stock or the Series C Preferred Stock, the holders of Preferred Stock will have the right to elect at least 83% of the Company's Board of Directors.

     Due to their respective ownership positions and the lack of other holders of significant blocks of Common Stock, even without exercise of the additional voting rights they may acquire if the Company experiences certain financial difficulties, either or all of the Icahn affiliates, on the one hand, and the KAIM affiliates, on the other hand, may be able, in concert with others, to direct the election of the entire Board of Directors of the Company and, in general, to determine the outcome of other matters submitted to the Company's shareholders for approval, including mergers, consolidations or the sale of all or substantially all of the Company's assets or to delay or prevent a change in control of the Company.

NO MARKET FOR SHARES IF SERIES D PREFERRED STOCK VOTING RIGHTS EXERCISED

     The Common Stock currently is listed for trading on the Nasdaq National Market. The Nasdaq has a voting rights policy that prohibits continued listing of securities of issuers that disenfranchise public common stockholders by any corporate action or issuance that disparately reduces or restricts the voting rights of existing common stock shareholders (the "Voting Rights Policy").

     Holders of the Series D Preferred Stock have the right to elect one-half of the Company's Board of Directors plus one if certain events indicating insolvency or financial distress occur. If similar rights were to be granted to holders of common stock of an issuer and such holders had not paid for their proportionate share of the vote, the Nasdaq would deem the exercise of such rights a violation of the Voting Rights Policy.

     The Voting Rights Policy does not apply, however, to any class of security having a preference or priority over the issuer's common stock as to dividends, interest payments, redemption or payments on liquidation, if the voting rights of such securities only become effective as a result of specified events which reasonably can be expected to jeopardize the issuer's financial ability to meet its payment obligations to that class of securities. The Company believes that the Series D Preferred Stock falls within this exclusion from the Voting Rights Policy, as it has a liquidation preference over Common Stock and the events triggering the voting rights reasonably can be expected to jeopardize the Company's ability to pay the liquidation preference. The Nasdaq has advised the Company, however, that while it does not consider the grant of the Series D Preferred Stock voting rights a violation of the Voting Rights Policy which would cause the Nasdaq to take any action, any exercise of those rights would constitute a violation of the Voting Rights Policy as currently interpreted by the Nasdaq. As a result, the Nasdaq may exclude the Common Stock from trading on the Nasdaq National Market. If that happens, no market may exist for the Company's Common Stock.

     The Nasdaq may suspend or terminate inclusion of an otherwise qualified security on the Nasdaq National Market and may halt trading if an issuer files for protection under any provision of the federal bankruptcy laws and under certain other circumstances that indicate a listed issuer is experiencing financial difficulties. Thus, the Nasdaq already has discretion to suspend the listing of the Common Stock under some of the circumstances under which Series D Preferred Stock voting rights may be exercised. Nonetheless, there are other circumstances under which such rights may be exercised, such as loan agreement defaults, where no other Nasdaq policy would expressly exclude the Common Stock from trading on the Nasdaq National Market.

     If the Nasdaq excluded the Common Stock from the Nasdaq National Market, the Company would explore other options to provide a means to trade shares of Common Stock, including trading the Common Stock in the over the counter market or in the pink sheets or providing other means by which potential sellers and buyers of Common Stock may contact each other for purposes of trading in the Common Stock. There can be no assurance these means will provide a market for, or not adversely affect the price of, the Common Stock.



                                USE OF PROCEEDS

     The net proceeds from the sale of 2,505,164 shares of Common Stock registered hereunder by the Selling Stockholders will be received by the Selling Stockholders, and the Company will not receive any portion of such proceeds. The net proceeds from the sale of 2,277,500 additional shares of Common Stock, if and when the Warrants are exercised, will be received by the Warrant Holders, and the Company will not receive any portion of such proceeds. The Company will use the proceeds from the exercise, if any, of the Warrants for general corporate purposes and to enhance and exploit the Company's existing properties, at the time of such exercises. If the Warrants are exercised in full, the Company will receive $6,291,250 in proceeds. The net proceeds from the sale of 4,444,444 additional shares of Common Stock, if and when the Series D Preferred Stock is converted into Common Stock by the Series D Holder, will be received by the Series D Holder, and the net proceeds from the sale of 2,222,222 additional shares of Common Stock, if and when the Series E Preferred Stock is converted into Common Stock by the Series E Holders, will be received by the Series E Holder; the Company will not receive any portion of any such proceeds.

                              SELLING STOCKHOLDERS

     Prudential Securities Incorporated ("Prudential"), Principal Financial Securities, Inc. ("Principal"), Hanifen, Imhoff Inc. ("Hanifen"), Araxas Energy Corporation ("Araxas"), Michael W. Englert, Daniel L. Doss, Faulkinberry Oil and Gas Company, Inc. ("Faulkinberry"), O'Sullivan Oil & Gas Co., Inc. ("O'Sullivan"), CTM 1995, L.L.C. ("CTM"), Scully Oil and Gas Co., Inc. ("Scully"), The Texas Fuel Company ("Texas Fuel"), New Age Energy, Inc., ("New Age"), James D. Snyder, Thomas R. Morris, Dawson Resources ("Dawson"), Southern Onshore Exploration LLC ("Southern"), PANACO, Inc., ("PANACO"), John Eads, Edwin C. Broun, III, Hallie Houston Eads 1994 Trust ("Hallie 1994 Trust"), Hallie Houston Eads Trust ("Hallie Trust"), John Carr Eads Trust ("Eads Trust"), John Carr Eads 1994 Trust ("1994 Trust"), Bronita Black, Bruce Lazier, Marty Oring, Jim L. David, David E. Grose, Sue Barnard, Robert A. Imel and Lori Mauk are the selling stockholders hereunder (the "Selling Stockholders").

     Prudential received the 122,324 shares of Common Stock it is registering hereunder in connection with the merger with Alexander Energy Corporation (Prudential is also a Warrant Holder; see below). Principal and Hanifen received the 85,000 and 42,500 respective shares of Common Stock they are registering hereunder for underwriting a public offering of the common stock of Alexander in 1993. Araxas, Michael W. Englert, Daniel L. Doss, Faulkinberry, O'Sullivan, CTM, Scully, Texas Fuel, New Age, James D. Snyder, Thomas R. Morris, and Dawson received the shares they are offering hereunder pursuant to the sale to the Company of interests in two wells and proved undeveloped reserves in the South Lake Boeuf field in LaFourche Parish, Louisiana. John Eads, Edwin C. Broun, III, Hallie Trust, Eads Trust, 1994 Trust and Bronita Black received the shares they are offering hereunder for introducing the Company to the owners of the interests in the aforementioned South Lake Boeuf field. Southern received the shares it is offering hereby pursuant to the sale of oil and gas leases in Baldwin County, Alabama. PANACO received the shares it is offering hereby pursuant to the sale to the Company of a 88.5% working interest in the Bayou Sorrel field in Iberville Parish, Louisiana.

     Effective with the Company's merger with Alexander, Jim L. David became Vice President - Exploitation and a Director of the Company, David E. Grose became Vice President of Finance and Treasurer and Sue Barnard became Vice President - Administration and Human Resources and Secretary, and each received the respective shares offered hereby in connection with agreements with such individuals. Robert A. Imel is Chief Financial Officer and Senior Vice President of the Company and received the 50,000 shares registered hereby as compensation and Lori Mauk, who is Oil and Gas Marketing Coordinator for the Company, received the 4,500 shares registered hereby as compensation. Messrs. Lazier and Oring received 7,500 and 5,000 shares, respectively, for services rendered in connection with various acquisitions of the Company.

     Gaines Berland, Inc. ("Gaines"), Principal, Hanifen, Prudential, High River, Foremost Insurance Company ("Foremost"), Arbco Associates L.P ("Arbco")., Kayne, Anderson Non-traditional Investments L.P.("Non-Traditional"), Topa Insurance Company ("Topa") and Kayne, Anderson Offshore Limited ("Offshore") are the Warrant Holders hereunder (the "Warrant Holders"). For services rendered by Gaines in connection with the Company's merger with Alexander and the related equity private placement, the Company issued warrants to Gaines for the purchase of 700,000 shares and 300,000 shares, respectively, of Common Stock at an exercise price of $2.875 per share. Prudential received warrants to purchase 100,000 shares of the Company's Common Stock at an exercise price of $4.0875, in connection with the Alexander merger. High River received warrants to purchase 700,000 shares in connection with its purchase of the Convertible Preferred Stock, Series D, and such warrants are exercisable at $2.50 per share. The Series E Holders received warrants to purchase 350,000 shares in connection with the purchase of the Series E Preferred Stock, and such warrants are exercisable at $2.50 per share. The shares of Common Stock underlying all of the warrants described in this paragraph are being registered hereunder.

     On August 29, 1996, High River (the "Series D Holder") purchased 100,000 shares of Series D Preferred Stock, $1.00 per value par share; such shares of Series D Preferred Stock are convertible into 4,444,444 shares of Common Stock (which reflects an initial conversion price of $2.25 per share), and such shares of Common Stock are registered hereunder. Kayne, Kayne, Anderson Investment Mgmt., Inc. ("KAIM"), Foremost, Arbco, Offense Group Associates L.P.("Offense"), Nontraditional, Topa and Offshore (the "Series E Holders") purchased, on August 29, 1996, 50,000 shares of Series E Preferred Stock, $1.00 par value per share; such shares of Series E Preferred Stock are convertible into 2,222,222 shares of Common Stock (which reflects the initial conversion price of $2.25 per share) and such shares of Common Stock are registered hereunder.

     The following table sets forth, as of January 17, 1997, the name and address of each Selling Stockholder and Warrant Holder, and the Series D Holder and the Series E Holders, their respective current beneficial stock holdings and warrant holdings, and the number of shares that are being offered hereby by each such stockholder and warrant holder and preferred stockholder, and their respective stock holdings after the offering.

                                                       HOLDINGS PRIOR TO SALE                 HOLDINGS AFTER SALE(1)

                                                                 % of                                        % of
                                                                 Outstanding  Shares                         Outstanding
                                                                 Common       to be           No. of         Common
                                       No. of Shares             Stock(2)     Sold(1)         Shares         Stock(2)
                                       -------------             -----------  ------          ------         -----------
Prudential Securities Incorporated     222,324 (3)               (18)         222,324               0            0.0%
One New York Plaza
18th Floor
New York, NY 10292

Principal Financial Securities, Inc.    85,000                   (18)          85,000               0            0.0%
909 Fannin, Suite 1900
Houston, TX 77010

Hanifen, Imhoff Inc.                    42,500                   (18)          42,500               0            0.0%
1125 17th Street, Suite 1600
Denver, CO 80202

Araxas Energy Corporation              763,269                   2.1%         763,269               0            0.0%
10200 Grogans Mill Road
Suite 500
The Woodlands, TX 77380

Michael W. Englert                      20,192                   (18)          20,192               0            0.0%
2009 Persa
Houston, TX 77019

Daniel L. Doss                          20,192                   (18)          20,192               0            0.0%
3646 Blue Lake
Spring, TX 77388

Faulkinberry Oil and Gas                 4,038                   (18)           4,038               0            0.0%
Company, Inc.
42 West Rock Wing Place
The Woodlands, TX 77381

O'Sullivan Oil and Gas Co., Inc.        80,816                   (18)          80,816               0            0.0%
910 Travis, Suite 2150
Houston, TX 77002

CTM 1995, LLC                          475,385                   1.3%         475,385               0            0.0%
1201 Louisiana, Suite 1048
Houston, TX 77002

Scully Oil and Gas Co., Inc.            80,815                   (18)          80,815               0            0.0%
910 Travis
Suite 2150, Box 134
Houston, TX 77002

The Texas Fuel Company                 161,631                   (18)         161,631               0            0.0%
11 Greenway Plaza
Suite 2128
Houston, TX 77046

New Age Energy, Inc.                     76,061                  (18)         76,061                0            0.0%
7500 San Felipe, Suite 1030
Houston, TX 77063

James D. Snyder                          23,769                  (18)         23,769                0            0.0%
2500 Tanglewilde, Suite 410
Houston, TX 77063

Thomas R. Morris                         23,769                  (18)         23,769                0            0.0%
Post Office Box 644
Edinburg, TX 78540

Dawson Resources                         28,523                  (18)         28,523                0            0.0%
11211 Katy Freeway, Suite 250
Houston, TX 77079

Southern Onshore Exploration             39,403                  (18)         39,403                0            0.0%
LLC
Post Office Box 1684
Midland, TX 79702

PANACO, Inc.                            477,612                  1.3 %       477,612                0            0.0%
1050 W. Blue Ridge Boulevard
PANACO Building
Kansas City, MO 64145

John Eads                                 7,458                  (18)          7,458                0            0.0%
1201 Louisiana, Suite 3125
Houston, TX 77002

Edwin C. Broun, III                       6,215                  (18)          6,215                0            0.0%
1201 Louisiana, Suite 3125
Houston, TX 77002

John Carr Eads Trust                        155                  (18)            155                0            0.0%
1201 Louisiana, Suite 3125
Houston, TX 77002

Hallie Houston Eads Trust                   155                  (18)            155                0            0.0%
1201 Louisiana, Suite 3125
Houston, TX 77002

Hallie Houston Eads 1994 Trust              777                  (18)            777                0            0.0%
1201 Louisiana, Suite 3125
Houston, TX 77002

John Carr Eads 1994 Trust                   777                  (18)            777                0            0.0%
1201 Louisiana, Suite 3125
Houston, TX 77002

Bronita Black                               317                  (18)            317                0            0.0%
1201 Louisiana, Suite 3125
Houston, TX 77002

Bruce Lazier                              7,500                  (18)          7,500                0            0.0%
5949 Sherry Lane, Suite 960
Dallas, TX 75225

Marty Oring                              5,000                   (18)             5,000                0         0.0%
One New York Plaza, 15th Floor
New York, NY 10292

Jim L. David                           462,889 (4)               1.3%            10,407          452,482         1.3%
4925 Greenville Avenue
Suite 1400
Dallas, TX 75206

David E. Grose                         153,141 (5)               (18)             9,211          143,930         (13)
4925 Greenville Avenue
Suite 1400
Dallas, TX 75206

Sue Barnard                             10,843 (6)               (18)             4,893            5,950         (13)
4925 Greenville Avenue.
Suite 1400
Dallas, TX 75206

Robert A. Imel                         240,500 (7)               (18)            50,000          190,500         (13)
4925 Greenville Avenue
Suite 1400
Dallas, TX 75206

Lori Mauk                                5,520 (8)               (18)             4,500            1,020         (13)
4925 Greenville Avenue
Suite 1400
Dallas, TX 75206

Gaines Berland, Inc.                 1,568,515 (9)               4.2%         1,000,000          568,515         1.6%
6900 Jericho Turnpike, Suite 308
Syosset, NY 11791

High River Limited Partnership       8,212,544 (10)             19.9%         5,144,444        3,068,100         8.5%
100 South Bedford Road
Mount Kisco, NY 10549

Richard A. Kayne                     6,825,548 (11)             15.9%         1,594,779        5,230,769        12.6%
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067

Kayne, Anderson Investment           6,825,548 (11)             15.9%         1,594,779        5,230,769        12.6%
Mgmt., Inc.
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067

Foremost Insurance Company             771,666 (11)              2.1%           771,666                0         0.0%
c/o Kayne, Anderson Investment
Mgmt., Inc.
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067

Arbco Associates L.P.                2,590,437 (12)              6.7%           707,360        1,883,077         5.0%
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067

Offense Group Associates L.P.        1,916,481 (13)              5.0%           347,250        1,569,231         4.2%
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067

Kayne, Anderson Nontraditional         1,876,170 (14)            4.9%           411,555         1,464,615        3.9%
Investments, L.P.
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067

Topa Insurance Company                   205,777 (15)            (18)           205,777                 0        0.0%
c/o Kayne, Anderson Investment
Mgmt., Inc.
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067

Kayne, Anderson Offshore                 128,611 (16)            (18)           128,611                 0        0.0%
Limited
1800 Avenue of Stars, Suite 1424
Los Angeles, CA 90067


----------------------------------------------------------------------------------------------------------------------
                       Total          21,110,596 (17)           41.3%        11,449,330         9,661,266       22.9%
----------------------------------------------------------------------------------------------------------------------

     (1) Assumes all of the shares offered hereby are sold by the Selling Stockholders, all Warrants are exercised and the underlying shares are sold by the Warrant Holders and all shares of Series D Preferred Stock and Series E Preferred Stock are converted and the underlying shares of Common Stock are sold by the Series D Holder and Series E Holders. See "Plan of Distribution."

     (2) Based upon 36,196,345 shares of Common Stock outstanding as of January 17, 1997 and 2,856,015 shares subject to warrants, options exercisable within 60 days to purchase 161,100 shares, 3,230,769, 2,000,000, 4,444,444 and 2,222,222 shares into which Series B,
           Series C, Series D and Series E Preferred Stock converts, respectively. Assumes the holdings of the individuals and entities listed prior to sale and after sale are only those shares known by the Company to be held by those individuals and entities.

     (3) Includes 122,324 shares held by Prudential and 100,000 shares underlying a warrant held by Prudential, all of which are being registered hereunder.

     (4) Includes 10,407 shares which are being registered hereunder and 452,482 shares which are not being registered hereunder. Does not include options to purchase 30,000 shares which are not yet exercisable and are not being registered hereunder.

     (5) Includes 9,211 shares which are being registered hereunder and 84,011 shares and options to purchase 69,130 shares which are not being registered hereunder. Does not include options to purchase 5,000 shares which are not yet exercisable and are not being registered hereunder.

     (6) Includes 4,893 shares which are being registered hereunder and options to purchase 5,950 shares which are not registered hereunder. Does not include options to purchase 5,000 shares which are not yet exercisable and are not being registered hereunder.

     (7) Includes 50,000 shares which are being registered hereunder, 105,000 shares which are not being registered hereunder and options to purchase 85,000 shares which are not being registered hereunder. Does not include options to purchase 125,000 shares which are not yet exercisable and are not being registered hereunder. Mr. Imel disclaims beneficial ownership of 40,250 shares as to which he shares voting and dispositive powers and options to purchase 55,000 shares as to which he shares dispositive power.

     (8) Includes 4,500 shares which are being registered hereunder and options to purchase 1,020 shares which are not being registered hereunder. Does not include options to purchase 10,000 shares which are not yet exercisable and are not being registered hereunder

     (9) Includes 1,000,000 shares registered hereunder for which Warrants are exercisable and 568,515 shares for which other warrants are exercisable which are not being registered hereunder.

     (10) Assumes conversion of Series D Preferred Stock into 4,444,444 shares and exercise of a warrant to purchase 700,000 shares, all of which shares of Common Stock are being registered hereunder. Also includes 3,068,100 shares of Common Stock which are not being registered hereunder.

     (11) Assumes conversion of Series E Preferred Stock into 1,377,779 shares and exercise of warrants to purchase 217,000 shares, all of which shares of Common Stock are being registered hereunder. Also assumes conversion of Series B Preferred Stock and Series C Preferred Stock to 3,230,769 shares and 2,000,000 shares, respectively, of Common Stock which are not being registered hereunder. KAIM is general partner of L.P. and investment adviser to Foremost, Arbco, Offense, Topa, Nontraditional and Offshore and as such share dispositve and voting power with Kayne, KAIM and L.P. See "Risk Factors -- Control by Principal Shareholders."

     (12) Assumes conversion of Series E Preferred Stock into 611,110 shares of Common Stock which shares are being registered hereunder. Also assumes conversion of Series B Preferred Stock into 1,163,077 shares and Series C Preferred Stock into 720,000 shares of Common Stock which are not being registered hereunder.

     (13) Assumes conversion of Series E Preferred Stock into 300,000 shares of Common Stock and the exercise of a warrant to purchase 47,250 shares of Common Stock which are being registered hereunder. Also assumes conversion of Series B Preferred Stock into 969,231 shares and Series C Preferred Stock into 600,000 shares of Common Stock which are not being registered hereunder.

     (14) Assumes conversion of Series E Preferred Stock into 355,555 shares of Common Stock and the exercise of a warrant to purchase 56,000 shares of Common Stock which are being registered hereunder. Also assumes conversion of Series B Preferred Stock into 904,615 shares and Series C Preferred Stock into 560,000 shares of Common Stock which are not being registered hereunder.

     (15) Assumes conversion of Series E Preferred Stock into 177,777 shares of Common Stock and the exercise of a warrant to purchase 28,000 shares of Common Stock which are being registered hereunder.

     (16) Assumes conversion of Series E Preferred Stock into 111,111 shares of Common Stock and the exercise of a warrant to purchase 17,500 shares of Common Stock which are being registered hereunder.

     (17) Includes 6,206,046 shares held by the Selling Stockholders, 2,846,015 shares subject to Warrants held by the Warrant Holders, options held by the Selling Stockholders to purchase 161,100 shares which are exercisable within 60 days, 3,230,769, 2,000,000, 4,444,444 and 2,222,222 shares into which the Series B, Series C, Series D and Series E Preferred Stock is respectively convertible. Does not include options to purchase 165,000 shares held by the Selling Stockholders which are not yet exercisable.

     (18)  Less than 1%.



                              PLAN OF DISTRIBUTION

     The shares of Common Stock of the Company owned by each Selling Stockholder, the shares of Common Stock to be offered for resale by the Warrant Holders, upon exercise of the Warrants, and the shares of Common Stock to be offered for resale by the Series D Holders and Series E Holders, upon conversion of the Series D Preferred Stock and Series E Preferred Stock, respectively, and included in this Prospectus may be offered and sold by such Selling Stockholder, Warrant Holder, Series D Holder or Series E Holder from time to time, as determined by such Selling Stockholder, Warrant Holder, Series D Holder or Series E Holder, at any time while the Registration Statement, of which this Prospectus is a part, is effective. The Company will not receive any proceeds from the sales of such shares of Common Stock. All expenses related to the registration of the Shares hereunder will be borne by the Company.

     Each Selling Stockholder, Warrant Holder, Series D Holder or Series E Holder may from time to time elect to sell shares in the over-the-counter market and in other market transactions or to sell shares directly in negotiated transactions, at prices and on terms related to the respective then-current market prices or otherwise. Such shares may be offered or sold with or without the participation of underwriters, brokers or dealers. Each Selling Stockholder, Warrant Holder, Series D Holder or Series E Holders may also from time to time offer shares to underwriters, brokers or dealers, who may receive underwriting discounts, concessions or commissions from such Selling Stockholder, Warrant Holder, Series D Holder or Series E Holders, and/or the purchasers of shares for whom they act as agent or to whom they sell as principal or both (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). Such offers or sales may be made: by a block trade in which a broker or dealer, engaged for the purpose, will attempt to sell the shares as agent, but may position and resell a portion of the block as principal; to facilitate the transaction, by purchase by a broker or dealer as principal and resale by such broker or dealer for its own account; by ordinary brokerage transactions or transactions in which the broker solicits purchasers; or otherwise. In effecting sales, brokers or dealers engaged by the Selling Stockholders, Warrant Holders, Series D Holder or Series E Holders, may arrange for other brokers or dealers to participate, who in turn may receive underwriting discounts, concessions or commissions. In addition, any shares of Common Stock held by the Selling Stockholders, Warrant Holders, Series D Holder or Series E Holders that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 (the "Act") may be sold under Rule 144 rather than pursuant to the Registration Statement of which this Prospectus is a part.

     Each Selling Stockholder, Warrant Holder, Series D Holder or Series E Holders, and any brokers or dealers who participate in the distribution of Shares of Common Stock of the Company may be deemed to be "underwriters" as defined in the Act, and the excess of the price received over the amount paid for such shares and any discounts, commissions or concessions received by any such brokers or dealers may be deemed to underwriting compensation, discounts or commissions under the Act.

     At the time each Selling Stockholder, Warrant Holder, Series D Holder or Series E Holder makes a particular offer of shares of Common Stock, such Selling Stockholder, Warrant Holder, Series D Holder or Series E Holder will provide the Company with information, to the extent required, sufficient to prepare a Supplement to this Prospectus which will set forth the aggregate amount of shares being offered and the terms of the offering, including the name or names of any underwriters, brokers or dealers, any discounts, commissions and other items constituting compensation from such Selling Stockholder, Warrant Holder, Series D Holder or Series E Holder, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and 1,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"). Shares of Common Stock only are offered by this Prospectus.

     The following summary description of the Company's capital stock is not intended to be complete and is subject to, and is qualified in its entirety by reference to, the Company's Certificate of Incorporation, as amended, and the Certificate of Designations of National Energy Group, Inc. of Series B Preferred Stock (the "Series B Certificate of Designation") the Certificate of Designations of National Energy Group, Inc. of Series C Preferred Stock ("Series C Certificate of Designation"), the Certificate of Designations of National Energy Group, Inc. of Series D Preferred Stock (the "Series D Certificate of Designation") and the Certificate of Designation of National Energy Group, Inc. of Series E Preferred Stock (the "Series E Certificate of Designation") incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

DESCRIPTION OF COMMON STOCK.

     At January 17, 1997, the Company had 36,196,345 shares of Common Stock outstanding, which excludes 1,314,500 shares issuable pursuant to currently exercisable options and warrants. Holders of Common Stock are entitled to one vote for each share held of record on all matters voted on by stockholders. The shares of the Common Stock of the Company do not have cumulative voting rights with respect to election of directors. Subject to the Series D Preferred Stock Contingent Voting Rights, the holders of more than 50% of the shares of the Common Stock (including the number of shares of Common Stock into which the Series E Preferred Stock is converted for purposes of voting with the Common Stock) voting for the election of directors can elect all of the directors to be elected by holders of the Common Stock and Series E Preferred Stock, in which case the holders of the remaining shares of Common Stock and remaining shares of Series E Preferred Stock will not be able to elect any directors. Upon any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock would be entitled to receive pro rata all of the assets of the Company available for distribution to stockholders after payment of any liquidation preference of any Preferred Stock that may be issued and outstanding at the time. Holders of Common Stock have no subscription, redemption, sinking fund, conversion or preemptive rights.

SERIES B PREFERRED STOCK.

     The 10% Cumulative Convertible Preferred Stock, Series B is convertible into shares of Common Stock at a conversion price of $1.625 per share. The Series B Preferred Stock has a liquidation and dividend preference over the Common Stock. The Series B Preferred Stock has a 10% dividend, payable semiannually, and requires the dividends be paid on the Series B Preferred Stock before any dividends are paid on Common Stock. The Company has the option to make dividend payments in shares of Series B Preferred Stock; after the sixth such payment, the holders of Series B Preferred Stock have the option to receive additional dividends in shares of Series B Preferred Stock or to accrue such dividends in cash. If the Company pays dividends in shares of Series B Preferred Stock, or does not pay dividends in either stock or cash, for four dividend payments, the holders of Series B Preferred Stock have the right to appoint one-third of the members of the Company's Board of Directors.

     The Series B Preferred Stock is redeemable by the Company, between June 14, 1999 and June 14, 2000, at $110 per share and thereafter at $100 per share, plus accrued and unpaid dividends; however, the Company cannot redeem any shares of Series B Preferred Stock unless and until all outstanding shares of the Series C Preferred Stock have been redeemed by the Company. See "- Series C Preferred Stock."

     The holders of Series B Preferred Stock currently have the right to appoint one member to the Company Board of Directors. The holders of Series B Preferred Stock are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class, and the approval of a majority of the Series B Preferred Stock, voting separately as a class, is required to make changes to the Company's Certificate of Incorporation or By-Laws which adversely affect the Series B Preferred Stock, to authorize or issue additional shares of Series B Preferred Stock or to issue preferred stock equal to or senior to the Series B Preferred Stock as to dividends or liquidation, to effect a reclassification of the Series B Preferred Stock or, subject to certain exceptions, to effect an extraordinary transaction that requires a vote of the Company's shareholders. As a result, a class vote of the holders of Series B Preferred Stock would be required for the Company to merge or be acquired and may therefore delay, deter, or prevent a change in control of the Company. See "Risk Factors - Control by Principal Shareholders."

SERIES C PREFERRED STOCK

     The 10 1/2% Cumulative Convertible Preferred Stock, Series C is convertible into shares of Common Stock at a conversion price of $2.00 per share. The Series C Preferred Stock has a liquidation and dividend preference over the Common Stock, and is parity stock to the Series B Preferred Stock. The Series C Preferred Stock has a 10 1/2% dividend, payable semiannually. The Company has the option to make dividend payments in shares of Series C
Preferred Stock; after the sixth such payment, the holders of Series C
Preferred Stock have the option to receive additional dividends in shares of Series C Preferred Stock or to accrue such dividends in cash. If the Company pays dividends in shares of Series C Preferred Stock, or does not pay dividends in either stock or cash, for four dividend payments, the holders of Series C Preferred Stock (voting as a class with other affected series of preferred stock with similar voting rights) have the right to appoint one-third of the members of the Company's Board of Directors; however, if the holders of Series B

Preferred Stock are presently entitled to a similar right, then the holders of Series C Preferred Stock shall have no such right until the right of the holders of Series B Preferred Stock terminates.

     The Series C Preferred Stock is redeemable by the Company between June 14, 1999 and June 14, 2000, at $110 per share, and thereafter, at $100 per share, plus accrued and unpaid dividends; however, no shares of Series C Preferred Stock may be redeemed until all the shares of Series B Preferred Stock have been redeemed. See "- Series B Preferred Stock."

     The holders of the Series C Preferred Stock currently have the right to appoint one member to the Board of Directors. The holders of Series C Preferred Stock are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class, and the approval of a majority of the Series C Preferred Stock, voting separately as a class, is required to make changes to the Certificate of Incorporation or By-Laws which adversely affect the Series C Preferred Stock, to authorize or issue additional shares of Series C Preferred Stock or to issue preferred stock equal to or senior to the Series C Preferred Stock as to dividends or liquidation, to effect a reclassification of the Series C Preferred Stock, or, subject to certain exceptions, to effect an extraordinary transaction that requires a vote of the shareholders of the Company. As a result, a class vote of the holders of Series C Preferred Stock, as well as the Series B Preferred Stock, would be required for the Company to merge or be acquired and may therefore delay, deter, or prevent a change in control of the Company. See "Risk Factors - Control by Principal Shareholders."

SERIES D PREFERRED STOCK

     The Convertible Preferred Stock, Series D immediately is convertible into shares of Common Stock initially at a conversion price of $2.25 per share, entitling the holders to receive 4,444,444 shares of Common Stock. Such conversion price is subject to certain anti-dilution adjustments, including adjustments that may occur if shares of Common Stock are issued by the Company below the conversion price of the Series D Preferred Stock. The Series D Preferred Stock has a liquidation preference over the Common Stock, but each of the Series B Preferred Stock and the Series C Preferred Stock has a liquidation preference over the Series D Preferred Stock. The Series D Preferred Stock liquidation preference ranks pari passu with the Series E Preferred Stock liquidation preference. See "- Series E Preferred Stock." The Series D Preferred Stock does not require the payment of any dividends but will participate with the Common Stock in any dividends or distributions to the Common Stock on an as converted basis.

     The holders of Series D Preferred Stock are entitled to one vote for each share when entitled to vote as described below and as to matters upon which by law they are entitled to vote as a class. The holders of Series D Preferred Stock have the right to appoint one member to the Company's Board of Directors. The Company may not, without the consent of the director appointed by the holders of the Series D Preferred Stock, voluntarily file for protection under federal or other bankruptcy laws. In addition, the holders of the Series D Preferred Stock will have the right to choose to appoint one-half of the members of Board of Directors plus one member (including the member appointed by the Series D Preferred Stock holders) if the Series D Preferred Stock contingent voting rights are triggered and the holders of the Series D Preferred Stock exercise their rights. Thereafter, such holders will control the Company's Board of Directors. See "Risk Factors -- Control by Principal Shareholders."

     The right of the holders of Series D Preferred Stock (the "Series D Preferred Stock Contingent Voting Rights') to choose to appoint one-half of the Board of Directors of the Company plus one member (including the member appointed by the holders of the Series D Preferred Stock) is triggered by the following events: (i) if an involuntary case under federal bankruptcy laws or other applicable federal or state insolvency laws is commenced against the Company (including a case for the appointment of a receiver, liquidator, custodian, trustee or similar official for the Company or its assets) which does not seek emergency or expedited relief if such case is not dismissed or stayed within 15 days or, if such case seeks emergency or expedited relief against the Company, permanent relief is granted or, if temporary relief is granted, the Company does not provide to the holders of Series D Preferred Stock an opinion of counsel which states that the Company, without condition, will prevail on the petition for permanent relief, or (ii) if a default shall have occurred under notes or other evidences of indebtedness of the Company where the aggregate outstanding principal amount exceeds $10.0 million, and one of the following three circumstances exists. First, such indebtedness is due in full by reason of failure to pay such indebtedness and the default is not cured within 30 days. Second, such indebtedness is accelerated and such acceleration is not rescinded within 15 days. Third, notice of foreclosure on collateral securing such indebtedness has been given to the Company and has not been rescinded after five days or the proposed date of the sale of the collateral is less than five days away.

     The approval of a majority of the Series D Preferred Stock, voting separately as a class, is required to make changes to the Certificate of Incorporation or By-Laws which adversely affect the Series D Preferred Stock, or to authorize or issue additional shares of Series D Preferred Stock or to issue preferred stock equal to or senior to the Series D Preferred Stock as to liquidation.

     The Series D Preferred Stock automatically will be converted into Common Stock if High River and its affiliates own less than 7.5% of the Common Stock on a fully diluted basis. To determine the percentage of Common Stock on a fully diluted basis that High River and its affiliates own as of any day, the number of shares owned by High River and its affiliates on a fully diluted basis (assuming conversion of all preferred stock and exercise of all outstanding options and warrants owned by High River and its affiliates) as of such date will be divided by 49,322,275 (as adjusted by any anti-dilution adjustments made with respect to the shares of Common Stock owned by High River and its affiliates after the date of the issuance of the Series D Preferred Stock). Until July 19, 2001, High River will have a right of first refusal with respect to equity sold by NEG for cash in private placement transactions.

     The Common Stock currently is listed for trading on The Nasdaq National Market. The Nasdaq has a voting rights policy that prohibits continued listing of securities of issuers that disenfranchise public common stockholders by any corporate action or issuance that disparately reduces or restricts the voting rights of existing common stock shareholders (the "Voting Rights Policy"). If rights similar to the Series D Preferred Stock Contingent Voting Rights were to be granted to holders of common stock of an issuer and such holders had not paid for their proportionate share of the vote, the Nasdaq would deem the exercise of such rights a violation of the Voting Rights Policy.

     The Voting Rights Policy does not apply, however, to any class of security having a preference or priority over the issuer's common stock as to dividends, interest payments, redemption or payments on liquidation, if the voting rights of such securities only become effective as a result of specified events which reasonably can be expected to jeopardize the issuer's financial ability to meet its payment obligations to that class of securities. The Company believes that the Series D Preferred Stock falls within this exclusion from the Voting Rights Policy, as it has a liquidation preference over Common Stock and the events triggering the Series D Preferred Stock Contingent Voting Rights reasonably can be expected to jeopardize the Company's ability to pay the liquidation preference. The Nasdaq has advised the Company, however, that while it does not consider the grant of the Series D Preferred Stock Contingent Voting Rights a violation of the Voting Rights Policy which would cause the Nasdaq to take any action, any exercise of those rights would constitute a violation of the Voting Rights Policy as currently interpreted by the Nasdaq. As a result, the Nasdaq may exclude the Common Stock from trading on The Nasdaq National Market. If that happens, no market may exist for the Common Stock. The Company would explore other options to provide a means to trade shares of Common Stock, including trading the Common Stock in the over-the-counter market or in the pink sheets or providing other means by which potential sellers and buyers of Common Stock may contact each other for purposes of trading in the Common Stock. There can be no assurance these means will provide a market for, or not adversely affect the price of, the Common Stock.

SERIES E PREFERRED STOCK

     The Convertible Preferred Stock, Series E immediately is convertible into shares of Common Stock initially at a conversion price of $2.25 per share, entitling the holders to receive 2,222,222 shares of Common Stock. Such conversion price is subject to certain anti-dilution adjustments, including adjustments that may occur if shares of Common Stock are issued by the Company below the conversion price of the Series E Preferred Stock. The Series E Preferred Stock has a liquidation preference over the Common Stock, but each of the Series B Preferred Stock and the Series C Preferred Stock has a liquidation preference over the Series E Preferred Stock. The Series E Preferred Stock liquidation preference ranks pari passu with the Series D Preferred Stock liquidation preference. The Series E Preferred Stock does not require the payment of any dividends but will participate with the Common Stock in any dividends or distributions to the Common Stock on an as converted basis.

     The holders of Series E Preferred Stock are entitled to one vote for each share as to matters upon which by law they are entitled to vote as a class. The approval of a majority of the Series E Preferred Stock, voting separately as a class, is required to make changes to the Certificate of Incorporation or By-Laws which adversely affect the Series E Preferred

Stock, or to authorize or issue additional shares of Series E Preferred Stock or to issue preferred stock equal to or senior to the Series E Preferred Stock as to liquidation. The holders of Series E Preferred Stock will be entitled to vote with the Common Stock on all matters submitted to the holders of Common Stock, and such holders will have the number of votes per share of Series E Preferred Stock as is equal to the number of shares of Common Stock into which such share is convertible on the record date for such vote.

     The Series E Preferred Stock automatically will be converted into Common Stock if investment partnerships or accounts managed by KAIM own less than 7.5% of the Common Stock on a fully diluted basis. To determine the percentage of Common Stock on a fully diluted basis that investment partnerships or accounts managed by KAIM own as of any day, the number of shares owned by investment partnerships or accounts managed by KAIM on a fully diluted basis (assuming conversion of all preferred stock and exercise of all outstanding options and warrants owned by investment partnerships or accounts managed by KAIM) as of such date will be divided by 49,322,275 (as adjusted by any anti-dilution adjustments made with respect to the shares of Common Stock owned by investment partnerships or accounts managed by KAIM after the date of the issuance of the Series E Preferred Stock).


                                 LEGAL MATTERS

     The validity of the Common Stock registered hereunder will be passed upon by Philip D. Devlin, Esq.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

     The Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify, to the fullest extent authorized by law, any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a Director, officer, employee or agent of the Company or serves or served at the request of the Company any other enterprise as a Director, officer, employee or agent.

     The Company has agreed to indemnify the officers and Directors of the Company against any and all damages to which such indemnified individuals may become subject, pursuant to any securities, corporate or other laws, which damages arise in connection with this Registration Statement or any amendment thereto, or from the inaccuracy or omission of any information in connection with this Prospectus and related Registration Statement. In the event that the foregoing indemnity is unavailable or insufficient, then the indemnifying party shall contribute to amounts paid or payable by the indemnified party in respect to the damages of the indemnified party in such proportion as is appropriate to reflect the relative fault of the indemnified and indemnifying parties.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to Directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    EXPERTS

     The financial statements of the Company at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus, and the statements of operating revenues and direct operating expenses of the Mustang Island Interest, the Oak Hill Interest and the Enron Interest for the years ended December 31, 1994 and 1993 appearing in the Company's Form 8-K/A No. 1 dated June 30, 1995, have been audited by Ernst & Young LLP independent auditors, as set forth in their reports thereon incorporated herein by reference. Such financial statements and statements of operating revenues and direct operating expenses are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Alexander (subsequently NEG-OK) at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report incorporated by reference herein. The separate financial statements of ANEC for the year ended December 31, 1993 (not incorporated by reference herein), prior to the merger of ANEC and NEG-OK, were audited by Coopers & Lybrand L.L.P. independent accountants, to the extent indicated in their report incorporated herein by reference. The financial statements referred to above are incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     Information incorporated by reference in this Prospectus relating to the Company's estimated proved oil and natural gas reserves at December 31, 1994, the related estimated calculations of future net revenue and the net present value thereof have been derived from an independent petroleum engineering report prepared by Roebuck & Associates of Dallas, Texas. Such information has been incorporated by reference herein in reliance on such firm as experts in petroleum engineering.

     Information incorporated by reference in this Prospectus relating to the Company's estimated proved oil and natural gas reserves at December 31, 1995, the related estimated calculations of future net revenue and the net present value thereof have been derived from an independent petroleum engineering report prepared by Netherland, Sewell & Associates, Inc. of Dallas, Texas. Such information has been incorporated by reference herein in reliance on such firm as experts in petroleum engineering.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Item
----
Filing Fee - Securities and Exchange Commission      $14,853.77
*Blue Sky Filing fees                                  1,000.00
Printing                                               2,000.00
*Legal Fees                                            5,000.00
*Accounting Fees and Expenses                          2,500.00
Miscellaneous                                          1,000.00
                                                     ----------

              Total                                  $26,353.77
                                                     ==========

*Estimate

The Company is paying the expenses of the offering.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As authorized by Section 145 of the General Corporation Law of Delaware (the "Delaware Corporation Law"), each director and officer of the Company may be indemnified by the Company against expenses (including attorney's fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Company if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. In each case, such indemnity shall be to the fullest extent authorized by the Delaware Corporation Law, as amended, to the extent such amendment permits the Company to provide broader indemnification rights. If the legal proceeding, however, is by or in the right of the Company the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

     Article Eighth of the Certificate of Incorporation of the Company, a copy of which is filed as Exhibit 3.1 to this Registration Statement, provides that no Director of the Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty as a Director except for liability: (1) for any breach of duty of loyalty to the Company or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under
Section 174 of the Delaware Corporation Law, or (4) for any transaction from which the Director derived an improper personal benefit. In addition, Article Ninth of the Certificate of Incorporation and Section 7.4 of the Bylaw of the Company require the Company to indemnify to the fullest extent authorized by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer, employee or agent of the Company or serves or served at the request of the Company any other enterprise as a director, officer, employee or agent.

     The Company has agreed to indemnify the officers and directors of the Company against any and all damages to which such indemnified individuals may become subject, pursuant to any securities, corporate or other laws, which damages arise in connection with this Registration Statement or any amendment thereto, or from the inaccuracy or omission of any information in connection with this Proxy Statement and Prospectus and related Registration Statement. In the event that the foregoing indemnity is unavailable or insufficient, then the indemnifying party shall contribute to amounts paid or payable by the indemnified party in respect to the damages of the indemnified party in such proportion as is appropriate to reflect the relative fault of the indemnified and indemnifying parties.

     Pursuant to Section 1.03 of the Agreement and Plan of Merger, dated June 6, 1996, among the Company, NEG-OK, Inc. ("NEG-OK") and Alexander Energy Corporation ("Alexander"), the Company agreed to assume and be liable for all of the obligations of Alexander under Alexander's Certificate of Incorporation and By-Laws as in effect immediately prior to the Effective Time of the Merger relating to the indemnification of persons who were directors or officers of Alexander immediately prior to the Effective Time, with the intent that such officers and directors, including those Alexander officers and directors who will become officers or directors of the Company immediately after the Effective Time, be as fully indemnified after the Effective Time for acts of omissions prior thereto as they were prior to the Merger.

ITEM 16.  EXHIBITS.

     The following is a list of all of the exhibits filed or incorporated by reference as part of this Registration Statement:

Exhibit No.                Description and Incorporation by Reference
-----------                ------------------------------------------
4.1                        Certificate of Designations of the Registrant of 10%
                           Cumulative Convertible Preferred Stock, Series B (2)

4.2 Certificate of Designations of the Registrant of 10-1/2% Cumulative Convertible Preferred Stock,
                           Series C (3)

4.3 Certificate of Designations of the Registrant of Convertible Preferred Stock, Series D (3)

4.4 Certificate of Designations of the Registrant of Convertible Preferred Stock, Series E (3)

4.5 Note Agreement dated as of April 25, 1989, by and among AEJH 1989 Limited Partnership, Alexander
                           Energy Corporation ("Alexander") and John Hancock
                           Mutual Life Insurance (10-1/2% Senior Secured
                           Notes) (4)

4.6                        Letter dated August 29, 1996 between Alexander and
                           John Hancock Mutual Life Insurance Company relating to the payment of the 1989 Notes (1)

4.7                        Specimen Common Stock Certificate (5)

4.8 Indenture dated as of November 1, 1996, among the Registrant, National Energy Group of Oklahoma, Inc., formerly NEG-OK, Inc. ("NEG-OK"), and Bank One,
                           Columbus, N.A. (9)

4.9 Registration Rights Agreement dated October 29, 1996, by and among the Registrant, Guarantor and the Initial Purchasers (6)

4.10                       Specimen Global Note Certificate dated November 1,
                           1996 (6)

4.11                       Specimen Global Exchange Note Certificate (7)

5.1 Opinion of Philip D. Devlin, Esq. regarding legality of securities being issued (8)

23.1 Consent of Ernst & Young LLP, independent auditors (8)

23.2 Consent of Coopers & Lybrand L.L.P., independent accountants (8)

23.3 Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers (8)

23.4                       Consent of Philip D. Devlin, Esq. (included in
                           Exhibit 5.1)

--------------
(1) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated August 29, 1996.

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 17, 1994.

(3) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated July 17, 1995.

(4) Incorporated by reference to Alexander's Form 10-K for the fiscal year ended December 31, 1994.

(5) Incorporated by reference to the Registrant's Current Report on Form 8-K/A No. 1, dated August 29, 1996.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 1996.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-4 (No. 333-17817, dated December 13, 1996, as amended January 13, 1997.

(8)               Filed herewith.

ITEM 17.  UNDERTAKINGS.

1.      Rule 415 Offering.

        The undersigned Registrant hereby undertakes:

        a. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

        b. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein; and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        c. To remove from registration by means of a post-effective amendment any of the securities being registered, which remain unsold at the termination of the offering.

2.      Filings Incorporating Subsequent Exchange Act Documents by Reference.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      Request for Acceleration of Effective Date.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act"), may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, Director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 21, 1997.

                                       NATIONAL ENERGY GROUP, INC.

                                       By:      /s/ Miles D. Bender
                                          --------------------------------------
                                                Miles D. Bender
                                                President and Chief Executive
                                                Officer

                                       By:      /s/ Robert A. Imel
                                          --------------------------------------
                                                Robert A. Imel
                                                Chief Financial Officer and
                                                Senior Vice President

                                       By:      /s/ Melissa H. Rutledge
                                          --------------------------------------
                                                Melissa H. Rutledge
                                                Controller and
                                                Chief Accounting Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Miles D. Bender to file one or more Amendments, including Post-Effective Amendments, to this Registration Statement, which Amendments may make such changes as Miles D. Bender deems appropriate, and each person whose signature appears below, individually and in each capacity stated below, hereby appoints Miles D. Bender as Attorney-in- Fact to execute in his name and on his behalf any such Amendment to this Registration Statement.

         SIGNATURE                              CAPACITY                            DATE
         ---------                              --------                            ----
By:      /s/ Miles D. Bender                    President,                          January 21, 1997
    --------------------------------------      Chief Executive Officer             ----------------
         Miles D. Bender                        and Director


By:      /s/ George B. McCullough               Chairman of the Board               January 21, 1997
    --------------------------------------      and Director                        ----------------
         George B. McCullough

By:      /s/ Norman C. Miller                   Chairman, Executive                 January 21, 1997
    --------------------------------------      Committee and Director              ----------------
         Norman C. Miller

By:      /s/ Robert H. Kite                     Director                            January 21, 1997
    --------------------------------------                                          ----------------
         Robert H. Kite

By:      /s/ George M. McDonald                 Director                            January 21, 1997
    --------------------------------------                                          ----------------
         George N. McDonald

By:      /s/ Robert V. Sinnott                  Director                            January 21, 1997
    --------------------------------------                                          ----------------
         Robert V. Sinnott

By:      /s/ Elwood W. Schafer                  Director                            January 21, 1997
    --------------------------------------                                          ----------------
         Elwood W. Schafer

By:      /s/ Bob G. Alexander                   Director                            January 21, 1997
    --------------------------------------                                          ----------------
         Bob G. Alexander

By:      /s/ Jim L. David                       Vice President -                    January 21, 1997
    --------------------------------------      Exploitation and Director           ----------------
         Jim L. David

By:      /s/ Robert A. West                     Director                            January 21, 1997
    --------------------------------------                                          ----------------
         Robert A. West

By:                                             Director
    --------------------------------------                                          ----------------
         Robert J. Mitchell

                                EXHIBIT INDEX

Exhibit No.                Description and Incorporation by Reference
-----------                ------------------------------------------
4.1                        Certificate of Designations of the Registrant of 10%
                           Cumulative Convertible Preferred Stock, Series B (2)

4.2 Certificate of Designations of the Registrant of 10-1/2% Cumulative Convertible Preferred Stock,
                           Series C (3)

4.3 Certificate of Designations of the Registrant of Convertible Preferred Stock, Series D (3)

4.4 Certificate of Designations of the Registrant of Convertible Preferred Stock, Series E (3)

4.5 Note Agreement dated as of April 25, 1989, by and among AEJH 1989 Limited Partnership, Alexander
                           Energy Corporation ("Alexander") and John Hancock
                           Mutual Life Insurance (10-1/2% Senior Secured
                           Notes) (4)

4.6                        Letter dated August 29, 1996 between Alexander and
                           John Hancock Mutual Life Insurance Company relating to the payment of the 1989 Notes (1)

4.7                        Specimen Common Stock Certificate (5)

4.8 Indenture dated as of November 1, 1996, among the Registrant, National Energy Group of Oklahoma, Inc., formerly NEG-OK, Inc. ("NEG-OK"), and Bank One,
                           Columbus, N.A. (9)

4.9 Registration Rights Agreement dated October 29, 1996, by and among the Registrant, Guarantor and the Initial Purchasers (6)

4.10                       Specimen Global Note Certificate dated November 1,
                           1996 (6)

4.11                       Specimen Global Exchange Note Certificate (7)

5.1 Opinion of Philip D. Devlin, Esq. regarding legality of securities being issued (8)

23.1 Consent of Ernst & Young LLP, independent auditors (8)

23.2 Consent of Coopers & Lybrand L.L.P., independent accountants (8)

23.3 Consent of Netherland, Sewell & Associates, Inc., independent petroleum engineers (8)

23.4                       Consent of Philip D. Devlin, Esq. (included in
                           Exhibit 5.1)

--------------
(1) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated August 29, 1996.

(2) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated June 17, 1994.

(3) Incorporated by reference to the Registrant's Current Report on Form 8-K, dated July 17, 1995.

(4) Incorporated by reference to Alexander's Form 10-K for the fiscal year ended December 31, 1994.

(5) Incorporated by reference to the Registrant's Current Report on Form 8-K/A No. 1, dated August 29, 1996.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 1996.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-4 (No. 333-17817, dated December 13, 1996, as amended January 13, 1997.

(8)               Filed herewith.